UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form S-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DEFINITIVE DOCUMENTS FOR ACQUISITION OF LINX S.A.

In connection with StoneCo Ltd.'s previously announced entry into definitive documents to acquire Linx S.A., the definitive documents set forth in Exhibits 99.1 and 99.2 of this Form 6-K are hereby furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: August 12, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	English Translation of Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan.

99.2	English Translation of Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Linx S.A. and STNE Participações S.A.